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SECURITIES



07002870

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 049021 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pentalpha Capital, LLC.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Greenwich Office Park - North
(No. and Street)

Greenwich (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill Gilbert Callahan 203-629-8900 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lipsky Goodkin & Co., P.C.
(Name – *if individual, state last, first, middle name*)

120 West 45th Street (Address) New York (City) NY (State) 10036 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 1 2007

THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jill Gilbert Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pentalpha Capital, LLC., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMESHA S. ANDREWS
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2010

Notary Public

Signature

PRESIDENT

Title



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PENTALPHA CAPITAL, LLC

# FINANCIAL STATEMENTS

# AND SUPPLEMENTAL MATERIAL

# PER SEC RULE X-17A-5

# DECEMBER 31, 2006

(WITH INDEPENDENT AUDITORS' REPORT)


SEC MAIL
PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C.
190
SECTION

LIPSKY, GOODKIN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PENTALPHA CAPITAL, LLC

DECEMBER 31, 2006

TABLE OF CONTENTS

LIPSKY, GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

(212) 840-6444
FAX (212) 921-7186
www.prohomepage.com/lgcpa



# INDEPENDENT AUDITORS' REPORT

To the Members of
Pentalpha Capital, LLC

We have audited the accompanying Statement of Financial Condition of Pentalpha Capital, LLC as of December 31, 2006 and the related statements of operations, changes in members equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pentalpha Capital, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules of computation of net capital and supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipsky, Goodkin & Co., P.C.

February 9, 2007

# PENTALPHA CAPITAL, LLC

## BALANCE SHEET

## FOR THE YEAR ENDED DECEMBER 31, 2006

### ASSETS

| | |
|---|---|
| Cash | $148,996 |
| Receivable from brokers - clearance account | 332,822 |
| Securities and/or other investments not readily marketable-at cost | 29,300 |
| Other assets | 5,965 |
| TOTAL ASSETS | $517,083 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts payable and accrued expenses | 10,250 |
| Payable to broker - clearance account | 140,000 |
| Total liabilities | 150,250 |
| COMMITMENTS (Note 4) | |
| MEMBERS' EQUITY | 366,833 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $517,083 |

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

STATEMENT OF OPERATIONS

DECEMBER 31, 2006

| | |
|---|---|
| REVENUES | |
| Interest | $ 18,615 |
| Other revenue | 2,671 |
| Total revenues | 21,286 |
| EXPENSES | |
| Employee compensation and benefits | 1,995,793 |
| Occupancy costs | 57,262 |
| Other operating expenses | 68,442 |
| Taxes other than income | 75,253 |
| Total | 2,196,750 |
| Shared office expenses reimbursed - related party | (2,131,289) |
| Total expenses | 65,461 |
| NET LOSS | $ (44,175) |

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

DECEMBER 31, 2006

| MEMBERS' EQUITY | |
|---|---|
| Balance, January 1, 2006 | $ 411,008 |
| Net loss for the year | (44,175) |
| Distributions | - |
| Balance, December 31, 2006 | $ 366,833 |

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net loss | $ (44,175) |
| Changes in: | |
| Receivable from broker | (16,175) |
| Other assets | 1,250 |
| Accounts payable and accrued expenses | 40,000 |
| Payable to broker | 685 |
| Net cash used in operating activities | (18,415) |
| CASH FLOWS FROM INVESTING ACTIVITIES | - |
| CASH FLOWS FROM FINANCING ACTIVITIES | - |
| NET DECREASE IN CASH | (18,415) |
| CASH - BEGINNING OF YEAR | 167,411 |
| CASH - END OF YEAR | $ 148,996 |

See Notes to Financial Statements.

## NOTE 1 - THE COMPANY

Pentalpha Capital, LLC, (the "Company"), was formed in the State of New York, to act as a broker-dealer in the securities industry. It commenced operations on January 1, 1997 to, among other things, act as a conduit between a buyer and seller in various financial trades, and to provide consulting and advisory services.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Other income

Other income is earned from consulting and advisory services rendered.

### Income Taxes

The Company was formed as a Limited Liability Company and therefore will not pay corporation income taxes as the income is taxed directly to the members.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. They also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

## NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum "net capital" as defined under such rule.

As of December 31, 2006, the Company's net capital was computed to be $298,746 exceeding its minimum requirements of $100,000 by $198,746.

## NOTE 4 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in banks which at times exceed the federally insured limits.

## NOTE 5 - 401K SAVINGS AND INVESTMENT PLAN

The Company has a contributory 401K Savings and Investment Plan covering all employees who meet length of service requirements. Total 401K expense, for the year ended December 31, 2006, was $59,000.

## NOTE 6 - RELATED PARTIES

For the year ending December 31, 2006, the Company received $2,131,289 from commonly owned related entities to cover shared payroll and office expenses.

PENTALPHA CAPITAL LLC

SUPPLEMENTAL MATERIAL

DECEMBER 31, 2006

PENTALPHA CAPITAL, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

IN ACCORDANCE WITH RULE 15c3-1 UNDER THE S.E.C. ACT OF 1934

DECEMBER 31, 2006

| | |
|---|---|
| **NET CAPITAL** | |
| Members' equity | $ 366,833 |
| Less: Non-allowable assets | 68,087 |
| Net capital | $ 298,746 |
| **AGGREGATE INDEBTEDNESS:** | |
| Accounts payable and accrued expenses | $ 10,250 |
| Total aggregated indebtedness | $ 10,250 |
| **CAPITAL REQUIREMENTS** | |
| Minimum dollars net capital required | $ 100,000 |
| 6-2/3% of aggregate indebtedness | $ 683 |
| Greater of capital requirements | $ 100,000 |
| Excess net capital | 198,746 |
| Net capital | $ 298,746 |

See Notes to Financial Statements.

# PENTALPHA CAPITAL, LLC

## SUPPLEMENTAL INFORMATION

## DECEMBER 31, 2006

The Company's Focus Report for the period ending December 31, 2006 is in agreement with our report dated February 9, 2007 except for the following material items:

| | | Submitted | Audited | Difference |
|---|---|---|---|---|
| 930 | Other assets | 68,772 | 5,965 | 62,807 |
| 1685 | Accounts payable and accrued liabilities | 149,000 | 10,250 | 138,750 |
| 1760 | Total liabilities | 149,000 | 150,250 | (1,250) |
| 1792 | Common stock | 150,000 | - | 150,000 |
| 1793 | Additional paid - in capital | 720,000 | - | 720,000 |
| 1794 | Retained earnings | (501,231) | - | (501,231) |
| 1795 | Total ownership equity | 368,769 | 366,833 | 1,936 |
| 3750 | Net capital | 299,997 | 298,746 | 1,251 |
| 3770 | Excess net capital | 199,997 | 198,746 | 1,251 |
| 3840 | Total aggregate indebtedness | 149,000 | 10,250 | 138,750 |

PENTALPHA CAPITAL, LLC

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2006

The Company is exempt from rule 15c 3-3 as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

| Clearing Firm SEC No. | Name | Product Code |
|---|---|---|
| 8-8177 | Citigroup Global Markets Inc. | All |

LIPSKY, GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

TEL (212) 840-6444
FAX (212) 921-7186



Board of Directors
Pentalpha Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Pentalpha Capital, LLC for the year ended December 31, 2006, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-15(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may became inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Lipsky, Goodkin & Co., P.C

February 9, 2007
New York, New York

END